UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                              SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                         Merry Land Properties, Inc.
                         ---------------------------
                              (Name of Issuer)



                         Common Stock (no par value)
                         -----------------------------
                        (Title of Class of Securities)

                                   590441
                               --------------
                               (CUSIP Number)



                            Mark S. Burgreen, Esq.
                   Hull, Towill, Norman, Barrett & Salley P.C.
                        P. O. Box 1564, Augusta, GA 30903
                                (706) 722-4481
    ------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 19, 2000
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
        --------------------------------------------------------------


 Page 1 of 6 Pages

CUSIP No.: 590441                                  Page 2 of 6
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(1) Name of Reporting Person     W. Tennent Houston
                             ------------------------------------
    S.S.   or  I.R.S.  Identification  No.  of  above  person   (Entities
    Only)

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(2) Check the appropriate box if a member of a group
    (a) [ ]
    (b) [ ]

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(3) SEC use only

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(4) Source of Funds (See Instructions) OO

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(5) Check box  if  Disclosure  of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)    [ ]
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(6) Citizenship or Place of Organization

    United States
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
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 Number of   (7) Sole Voting Power                      589,532
  Shares     --------------------------------------------------------------
Beneficially (8) Shared Voting Power                       0
 Owned by    --------------------------------------------------------------
   Each      (9) Sole Dispositive Power                 589,532
Reporting    --------------------------------------------------------------
Person With  (10) Shared Dispositive Power                 0
---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       589,532
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(12)  Check  Box if the Aggregate  Amount  in  Row  (11)  Excludes  Certain
Shares [ ]
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        22.66%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
        IN
------------------------------------------------------------------




CUSIP No.:  590441                                  Page 3 of 6
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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Merry Land Properties, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 624 Ellis Street, Augusta, Georgia 30901.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by W. Tennent Houston, whose business address is 624 Ellis Street, Augusta, Georgia 30901. Mr. Houston is presently the Chairman of the Board and Chief Executive Officer of the Company. Mr. Houston is also the sole Trustee of the Company's Employee Stock Ownership Plan ("ESOP").

     During the last five years, Mr. Houston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Houston is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Amendment relates to 81,540 shares of Common Stock purchased by Mr. Houston as Trustee of the ESOP with funds contributed or loaned to the ESOP by the Company,and which shares have not been allocated to the account of any Company employee. This Amendment also reflects 14,769 previously unallocated shares of Common Stock in the Company's ESOP plan which were allocated to plan participants, of which 3,940 shares of Common Stock were allocated to the ESOP account of Mr. Houston.

     This Amendment also reflects a change in the form of Mr. Houston's beneficial ownership of 204,276 shares of Common Stock which were transferred by Mr. Houston individually, without consideration, to Houston Family Partnership, LLLP, of which Mr. Houston is sole general partner.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock beneficially owned by Mr. Houston individually are held for investment. Mr. Houston may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock. As an officer and director of the Company, Mr. Houston expects to regularly explore potential actions and


No.:  590441                                  Page 4 of 6
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transactions which may be advantageous to the  Company,  including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the CUSIP business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company. Except as noted above, Mr. Houston has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (g) of the instructions to Item 4 of Schedule 13D. All of the shares of Common Stock held by Mr. Houston in his capacity as the Trustee of the ESOP are held solely in a fiduciary capacity for the benefit of the participants of the ESOP. The purpose of the ESOP is to attempt to align the interests of the Company's employees with those of the Company's shareholders by providing stock ownership interests to the employees. The ESOP may purchase, distribute to participants, or dispose of shares of Common Stock depending upon market conditions, liquidity needs,
participant  distribution,  allocation  or  investment  rights,  or   other
investment considerations.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Mr. Houston beneficially owns an aggregate of 589,532 shares of the Company's Common Stock, constituting 22.66% of the number of shares of such common stock outstanding on the date hereof.

     (b) Mr. Houston has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all shares of Common Stock beneficially owned by Mr. Houston.

     (c)The Amendment relates to shares of Common Stock acquired by the ESOP on the open market through a broker as follows:


     DATE                NO. OF SHARES            PRICE PER SHARE

     12/7/99                   5,000                   $5.50
     12/16/99                  5,000                   $5.13
     12/16/99                  5,000                   $5.25
     1/19/00                  66,540                   $5.00


     This amendment also relates to 14,769 previously unallocated shares of the Common Stock in the Company's ESOP plan which were allocated to plan participants in 1999, of which 3,940 shares were allocated to the ESOP account of Mr. Houston.

     This amendment also relates to a change in the form of Mr. Houston's beneficial ownership of 204,276 shares of the Common Stock which were transferred by Mr. Houston individually, without consideration, to Houston Family Partnership, LLLP, of which Mr.

CUSIP No.:  590441                                  Page 5 of 6
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Houston is sole general partner.  Mr. Houston remains the beneficial  owner of these shares and has the sole voting power and sole power of disposition.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The rights of the participants of the ESOP with respect to the 267,097 unallocated shares of Common Stock held by Mr. Houston as Trustee of the ESOP are further described in the terms of the ESOP, which is incorporated by reference to Exhibit 10.3 of the Company's Form 10-K filed March 31, 1999.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2000

                            /S/W. TENNENT HOUSTON
                            -------------------------------------
                             Signature
                             W. Tennent Houston